Aleafia Added to Leading Cannabis ETF After Surge in Business Performance

Horizons Marijuana Life Sciences ETF has $1.1B Invested in Cannabis Sector

TORONTO, Sept. 21, 2018 -- Aleafia Health Inc. (TSXV: ALEF; OTCQX: ALEAF, FRA: ARAH) (“Aleafia“) or (the “Company“), one of Canada’s leading, vertically integrated cannabis companies, is announcing that it has been added to the Horizons Marijuana Life Sciences ETF (HMMJ:TSX).

HMMJ is the world's first and largest Exchange Traded Fund (ETF) offering direct exposure to North American publicly listed life sciences companies with significant business activities in the marijuana industry.

With net assets in excess of $1.1 billion, HMMJ will allow for increased exposure to investors for Aleafia.

Aleafia Operational Update:

•	160,000 sq. ft. Niagara greenhouse retrofitting on schedule and expected to be complete in late 2018
•	Fully funded annual growing capacity of 38,000 kg of cannabis flower to be reached in 2019
•	Reached milestone of 50,000 individual medical cannabis patients under the Canabo Medical Clinic network
•	Planning of Aleafia’s 150,000 sq. ft. Port Perry expansion underway, with all production options on the table, including an innovative, ultra low-cost outdoor grow
•	Secured first medical cannabis sale in company’s history, only days after securing Sales Licence from Health Canada
•	Partnered with Cronos Group on joint medical cannabis study to treat insomnia

“Aleafia’s inclusion in the Horizons Marijuana Life Sciences ETF is a significant milestone for Aleafia, which has been made possible by the rapid progress made by our team,” said Aleafia Chairman Julian Fantino. “We welcome the increased exposure to the investment community that this will bring to Aleafia.”

“Aleafia now boasts two modern cannabis production facilities, along with a medical cannabis clinic network that has attained 50,000 unique patients,” said Aleafia CEO Geoffrey Benic. “Our team has worked diligently to execute our successful business strategy, and we are very pleased to see those efforts result in Aleafia now qualifying for inclusion in the Horizons Marijuana Life Sciences ETF.”

For Investor Relations, please contact:

IR@AleafiaInc.com

For Media Relations, please contact:

Nicholas Bergamini, VP Public Affairs
Media@AleafiaInc.com

About Aleafia Health Inc.:

Aleafia is a leading, vertically integrated cannabis company with a unique focus on delivering quality patient care from “seed” to “sale.” The company operates the largest brick and mortar medicinal cannabis clinic network in Canada under the Canabo Medical Clinic brand, which is staffed by licensed, practicing physicians. Aleafia has obtained over 50,000 unique patients and maintains the largest medical cannabis patient data set in Canada. Aleafia’s state of the art production facilities will allow for the production of high- quality strains at low cost. Aleafia’s production will focus on securing the highest- quality medicinal product for its growing patient base.

Neither Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company's current expectations. When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. The forward-looking statements and information in this press release includes information relating to the implementation of Aleafia Health's business plan. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the implementation of Aleafia Health's business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company's common share price and volume. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.